Aptose Biosciences Inc.

66 Wellington Street West, Suite 5300

TD Bank Tower, Box 48

Toronto, Ontario M5K 1E6 Canada

March 23, 2026

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Aptose Biosciences Inc.

Withdrawal of Registration Statement on Form S-1

File No. 333-284927

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), Aptose Biosciences Inc. (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-284927), initially filed with the U.S. Securities and Exchange Commission (“SEC”) on February 12, 2025, together with all exhibits thereto (“Registration Statement”), with such application for withdrawal to be approved effective as of the date first set forth above or at the earliest practical date thereafter. The Company is seeking withdrawal of the Registration Statement, as it does not intend to pursue the contemplated offering of the securities covered by the Registration Statement at this time. The Registration Statement has not been declared effective, and the Company confirms that no securities of the Company were sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact Daniel M. Miller of Dorsey & Whitney LLP at (604) 630-5199.

Very truly yours,

Aptose Biosciences Inc.

By:	/s/ William G. Rice, Ph.D.
William G. Rice, Ph.D.
Chairman, President, and Chief Executive Officer

cc: Daniel M. Miller, Esq., Dorsey & Whitney LLP